UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2020

Commission File Number: 001-10257

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-149302, 333-149301, 333-112797 AND 333-112796) AND FORM F-3 (NO. 333-232144) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

13 February 2020
Barclays PLC
Barclays Bank PLC
Director effectiveness assessment: disclosure of regulatory investigation
In accordance with the UK Corporate Governance Code, all of the current Directors of Barclays PLC will be submitting themselves for election or re-election at the Annual General Meeting to be held on 7 May 2020, and will be unanimously recommended by the Board for election or re-election as appropriate.  Further information in this regard will be set out in the Notice of Meeting which will be published in due course.
In deciding whether to recommend Jes Staley for re-election, the Board has carried out its usual formal and rigorous performance assessment, which it does in respect of the effectiveness of each of the Directors.  As part of its determination in respect of Mr. Staley, the Board has had regard to media reports in the past 6 months that have highlighted historical links between Mr. Staley and Jeffrey Epstein.
As has been widely reported, earlier in his career Mr. Staley developed a professional relationship with Mr. Epstein.  In the summer of 2019, in light of the renewed media interest in the relationship, Mr. Staley volunteered and gave to certain executives, and the Chairman, an explanation of his relationship with Mr. Epstein.  Mr. Staley also confirmed to the Board that he has had no contact whatsoever with Mr. Epstein at any time since taking up his role as Barclays Group CEO in December 2015.
The relationship between Mr. Staley and Mr. Epstein was the subject of an enquiry from the Financial Conduct Authority (“FCA”), to which the Company responded.  The FCA and the Prudential Regulation Authority subsequently commenced an investigation, which is ongoing, into Mr. Staley's characterisation to the Company of his relationship with Mr. Epstein and the subsequent description of that relationship in the Company’s response to the FCA.
Based on a review, conducted with the support of external counsel, of the information available to us and representations made by Mr. Staley, the Board (the Executive Directors having been recused) believes that Mr. Staley has been sufficiently transparent with the Company as regards the nature and extent of his relationship with Mr. Epstein.  Accordingly, Mr. Staley retains the full confidence of the Board, and is being unanimously recommended for re-election at the Annual General Meeting.
The Board will continue to cooperate fully with the regulatory investigation, and will provide a further update as and when it is appropriate to do so.
- ENDS -
For further information, please contact:
Investor Relations	Media Relations
Adam Strachan	Tom Hoskin
+1 212 526 8442	+44 (0) 20 7116 4755

James Johnson
+44 (0)20 7116 7233

About Barclays
Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.
For further information about Barclays, please visit our website home.barclays

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
BARCLAYS BANK PLC
(Registrant)

Date: February 13, 2020	By:	/s/ Garth Wright
Name: Garth Wright
Title: Assistant Secretary